Exhibit 11.1

COGNOS INCORPORATED

Computation of Earnings Per Share
in accordance with Canadian Generally Accepted Accounting Principles
(US$000s, except share amounts)

		Year Ended

	February 29,	February 28,	February 28,
	2004	2003	2002

Basic Net Income per Share
Net income	$76,849	$69,949	$14,599

Weighted average number of shares
outstanding	89,325	87,936	87,807

Net income per share	$0.86	$0.80	$0.17

Diluted Net Income per Share
Net income	$76,849	$69,949	$14,599

Weighted average number of shares	89,325	87,936	87,807
outstanding
Dilutive effect of stock options	2,634	2,595	2,654

Adjusted weighted average number
of shares	91,959	90,531	90,461

Diluted net income per share	$0.84	$0.77	$0.16

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